SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


04034310

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ to ________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England


SEC MAIL PROCESSING
RECEIVED
JUN 28 2004
WASH. D.C. 155 SECTION

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2003; and

Notes to Financial Statements.

The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit(A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 6/28/04

By: 

G. M. Engelmann
Chair, AstraZeneca Investment Committee

EXHIBIT A

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 15, 2004, with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 28, 2004

KPMG

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan,
the AstraZeneca Investment Committee, and
the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the three-year period ended December 31, 2003. These financial statements are the responsibility of the AstraZeneca Investment Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974*. This schedule is the responsibility of the AstraZeneca Investment Committee. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2004



ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments:		
Common stock	$ 157,366,435	109,147,164
Investment contracts with insurance companies	193,031,255	174,252,747
Investments in mutual funds	506,366,306	338,308,454
Investments in commingled funds	218,846,979	164,289,690
Investments in money market funds	51,310,990	56,618,892
Participant loans	17,708,237	16,375,148
Total investments	1,144,630,202	858,992,095
Employer contribution receivable	1,113,088	2,580,800
Net assets available for plan benefits	$ 1,145,743,290	861,572,895

See accompanying notes to financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Additions:			
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$ 190,871,555	(152,409,994)	(107,194,692)
Interest and dividends	18,324,410	17,306,466	22,422,075
Total investment income (loss)	209,195,965	(135,103,528)	(84,772,617)
Contributions:			
Sponsor	39,938,719	40,071,617	30,373,192
Participant	84,527,207	78,754,836	67,841,455
Total contributions	124,465,926	118,826,453	98,214,647
Transfers from other qualified defined contribution plans	6,086,242	6,375,217	13,782,346
Total additions (deductions)	339,748,133	(9,901,858)	27,224,376
Deductions:			
Benefits paid to participants	55,282,679	63,644,782	68,877,018
Transfers to other qualified defined contribution plans	295,059	1,524,130	289,481
Total deductions	55,577,738	65,168,912	69,166,499
Net increase (decrease)	284,170,395	(75,070,770)	(41,942,123)
Net assets available for plan benefits:			
Beginning of the year	861,572,895	936,643,665	978,585,788
End of the year	$ 1,145,743,290	861,572,895	936,643,665

See accompanying notes to financial statements.

(1) Description of Plan

(a) General

The following description of the AstraZeneca Savings and Security Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

On April 6, 1999, Zeneca Group PLC merged with Astra AB to become AstraZeneca PLC. Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated and thereafter known as the AstraZeneca Savings and Security Plan. Also effective July 1, 2000, sponsorship of the AstraZeneca Savings and Security Plan was transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the Company). The Company is an indirect wholly owned subsidiary of AstraZeneca PLC.

Regular full-time and part-time employees of the Company and AstraZeneca LP (AZLP), a participating employer as defined by the Plan, are eligible to immediately participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts (ADRs), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the Act).

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.

(b) Administrative Expenses

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company.

(c) Contributions

Participants can make before-tax contributions of up to 15% of annual eligible compensation and after-tax contributions of up to 15% of annual eligible compensation, provided that total contributions do not exceed 15% of annual eligible compensation. The maximum amount of the Company match is 75 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

(Continued)

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation (Fixed Company Contributions) for those participants who meet the eligibility requirements of Benefit Schedule B under the Zeneca Pension Plan. Fixed Company Contributions cliff vest after the employee is credited with five years of service. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions allocated to each participant account and paid to the trustee are invested in the investment funds designated by the participant.

(d) Participant Accounts

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings. Investment earnings allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

(e) Vesting

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Fixed Company Contributions vest after five years of service.

(f) Participant Loans

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken.

(g) Payment of Benefits

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). In addition, a participant may elect to withdraw all or part of his or her 401(k) account in special circumstances, as defined by the Plan.

(h) Forfeited Accounts

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. As of December 31, 2003 and 2002, the forfeiture account balances totaled $532,375 and $701,279, respectively. Forfeitures used to reduce Fixed Company Contributions were $741,947, $652,778, and $1,036,757 for the years ended December 31, 2003, 2002, and 2001, respectively.

(2) Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) *Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) *Investment Valuation and Income Recognition*

Shares of common stock were valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Investment contracts with insurance companies are valued at contract value. Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

(c) *Payment of Benefits*

Benefits are recorded when paid.

(d) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(3) Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002:

	2003	2002
T. Rowe Price Small Cap Value Fund	$ 69,649,976	43,103,044
Mellon Asset Allocation Fund	100,344,705	75,255,107
AstraZeneca PLC ADRs	157,366,435	109,147,164
American Express New Dimensions Fund	91,769,511	76,424,299
Fidelity U.S. Equity Index Commingled Pool	118,502,274	89,064,583
Fidelity Growth and Income Fund	67,585,483	48,843,207

During 2003, 2002, and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002	2001
Mutual funds	$ 99,799,941	(75,392,531)	(55,931,526)
Common stock	45,497,713	(32,994,448)	(27,756,738)
Commingled funds	45,573,901	(44,023,015)	(23,506,428)
	$ 190,871,555	(152,409,994)	(107,194,692)

(4) Investment Contracts with Insurance Companies

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and may be debited for participant withdrawals. The contracts are included in the financial statements at contract value as reported to the Plan by each underlying insurer. Contract value represents initial deposits made under the contracts, plus interest. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% and 6% for the years ended December 31, 2003 and 2002, respectively.

(5) Internal Revenue Service Status

On December 10, 2002, the Internal Revenue Service (IRS) issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective July 1, 2000, qualified under the applicable provisions of the *Internal Revenue Code*. The Plan has been amended since receiving the aforementioned determination letter, and a new determination letter has not been requested. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*.

(6) Voluntary Compliance Resolution

During 2000, AZLP made a filing with the IRS through the Voluntary Compliance Resolution Program concerning an operational defect it had identified with respect to the former Astra 401(k) and Profit Sharing Plan (the Astra Plan), relating to the interpretation and operation of the Astra Plan's definition of compensation. During 2001, AZLP received a compliance statement from the IRS, subject to the completion of agreed remedial action by July 2001. AZLP implemented the remedial action and funded the cost on June 27, 2001, in the amount of $316,895.

(7) Plan Termination

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject the provisions of ERISA and other applicable law.

(Continued)

(8) Transfers

Transfers between the Plan and other qualified plans are summarized as follows:

	2003	2002	2001
Transfers from other qualified defined contribution plans:			
Rollover contributions and other additions	$ 6,086,242	6,375,217	13,782,346
Total	$ 6,086,242	6,375,217	13,782,346
Transfers to other qualified defined contribution plans:			
AstraZeneca Savings and Security Plan for Puerto Rico Employees	$ —	1,398,547	—
Rollovers and other deductions	295,059	125,583	289,481
Total	$ 295,059	1,524,130	289,481

(9) Party-in-Interest Transactions

Certain plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Fair/contract value
Investments in common stock:	
* AstraZeneca PLC ADRs	$ 157,366,435
Investment contracts with insurance companies (Stable Value Fund):	
Allstate Life Insurance Company	15,684,135
Business Men's Assurance Company	6,076,310
Canada Life Assurance Company	12,281,107
GE Life and Annuity	11,234,002
Hartford Life Insurance Company	7,247,649
John Hancock Mutual Life Insurance	15,462,690
Massachusetts Mutual	5,213,466
Metropolitan Life Inc.	10,016,394
Monumental Life Insurance Company	10,841,770
Mutual of America	7,561,919
New York Life Insurance Company	16,318,572
Ohio National Life Insurance Company	10,485,050
Pacific Life Insurance Company	12,011,114
Principal Life Insurance	14,200,479
Protective Life Insurance	3,500,263
Prudential Insurance Company of America	7,708,448
Security Life of Denver Insurance Company	11,361,161
Travelers Insurance Company	15,826,726
	193,031,255
Investments in mutual funds:	
American Express New Dimensions Fund	91,769,511
* Fidelity Growth and Income Fund	67,585,483
* Fidelity Magellan Fund	49,658,927
* Fidelity OTC Portfolio	32,629,287
Glenmede International Fund	27,784,545
Merrill Lynch Basic Value	37,726,458
Putnam Voyager Fund	42,835,132
* Spartan International Index	11,379,624
T. Rowe Price Small Cap Value Fund	69,649,976
Vanguard Growth Index	9,501,512
Vanguard Total Bond Market Investment	14,410,867
Vanguard Mid Cap Index	10,686,937
Vanguard Small Cap Index	23,787,896
Vanguard Value Index	16,960,151
	506,366,306

(Continued)

Schedule 1

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Description	Fair/contract value
Investments in commingled funds:	
Mellon Asset Allocation Fund	$ 100,344,705
* Fidelity U.S. Equity Index Commingled Pool	118,502,274
	218,846,979
Investments in money market funds:	
* FMTC Institute Money Market	13,165,510
* Fidelity Retirement Money Market	38,145,480
	51,310,990
Participant loans (bearing interest rates from 4% to 11.5%)	17,708,237
Total assets held for investment purposes	$ 1,144,630,202

* Party-in-interest

See accompanying report of independent registered public accounting firm.